Exhibit 99.4

EXECUTION VERSION

Dated the 7th of  September 2018

Exchange Rights Agreement

between

Concordia International Corp.

and

Concordia Investment Holdings (Jersey) Limited

and

The Persons Listed in Schedule 1 (MIP Shareholders)

and

The Persons Listed in Schedule 2 (The Investors)

This Exchange Rights Agreement is made on  the 7th of September 2018

Between:

(1)	Concordia International Corp., a corporation existing under the laws of Canada having its registered office at 5770 Hurontario Street, Suite 310, Mississauga, Ontario L5R 3G5 Canada (“TopCo”);

(2)	Concordia Investment Holdings (Jersey) Limited, a company incorporated under the laws of Jersey having its registered office at 11-15 Seaton Place, St. Helier, Jersey JE4 0QH (“MIPCo”);

(3)	The persons listed in Schedule 1 (The MIP Shareholders) (together, the “MIP Shareholders”, and each, a “MIP Shareholder”); and

(4)	The persons listed in Schedule 2 (The Investors) (together, the “Investors” and each, an “Investor”),

(together, the “Parties”, and each, a “Party”).

Whereas:

(A)
On 20 October 2017, TopCo and Concordia Health (Canada) Limited (collectively, the “Applicants”), commenced proceedings under the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, before the Ontario Superior Court of Justice (Commercial List) (the “CBCA Court”) to advance a potential recapitalization transaction with certain of TopCo’s secured and unsecured debtholders (the “CBCA Proceedings”).

(B)
On 26 June 2018, the CBCA Court granted a final order approving the plan of arrangement filed by the Applicants in the CBCA Proceedings (as amended, restated, supplemented and/or amended and restated from time to time, the “Plan”).

(C)
The Plan provides for the implementation of the transactions contemplated thereby on the terms and times set forth in the Plan, including the establishment of a management incentive plan for the employees of TopCo and its subsidiaries.

(D)	MIPCo has been incorporated to act as the vehicle to establish such management incentive plan and to issue the MIP Shares (as defined below).

(E)
Following the issue of the MIP Shares, it is intended that, on the occurrence of certain events, the MIP Shareholders and TopCo shall be entitled to exercise a right that will result in the MIP Shares being exchanged for new shares in TopCo.

(F)	The MIP Shares are intended to allow MIP Shareholders to participate in a percentage of the growth in value of MIPCo above the Hurdle (as defined below) upon the occurrence of certain events.

(G)
The Hurdle comprises (a) the Base Equity Value (as defined below) adjusted for Dividend Payments and the Excluded Assets Value (each as defined below), if applicable; (b) the  Additional Initial Equity Amount, if any; (c) the portion of any Additional Excess Equity Amount, if any, which is attributable to the Hurdle as calculated pursuant to limb (c) of the definition of Hurdle below, and (d) the Debt Hurdle, with each of (a), (b) and (c) accruing at 9% per annum, calculated daily but compounded annually at the end of each Financial Year.

(H)
If the Excluded Assets are not transferred to MIPCo following the Closing Date, it is still intended that the returns to the MIP Shareholders take into account the performance of the Excluded Assets, such that the value of the MIP is based on the performance of TopCo and all of its subsidiaries.

(I)
If the Full Group MIP Entitlement (as defined below) is less than the value of the Exchange Shares to be issued to the MIP Shareholders pursuant to this Agreement, the number of such shares to be issued pursuant to this Agreement shall be adjusted such that the value of the Limited Voting Shares to be issued pursuant to this Agreement is equal to a fixed percentage of the excess of the Full Group Implied Exchange Value at the time of the exercise of the Exchange Right over the Full Group Hurdle (the “Full Group MIP Entitlement”).

(J)
The purpose of this Agreement is to set out the terms of the Exchange Right (as defined below) and the other rights and obligations that will govern the relationship between TopCo, MIPCo and the MIP Shareholders.

It is agreed:

1.	Interpretation

1.1	In this Agreement:

“A Ordinary Shares” means the A ordinary shares of par value £0.01 in the capital of MIPCo.

“A1 Ordinary Shares” means the A1 ordinary shares of par value £0.00001 in the capital of MIPCo.

“A2 Preference Shares” means the A2 cumulative preference shares of par value £0.00001 in the capital of MIPCo.

“Additional Excess Equity Funding” means any amount of any additional equity funding into TopCo in excess of the Additional Initial Equity Funding (which for the avoidance of doubt, excludes the Co-Invest Amount).

“Additional Initial Equity Funding” means the first US$70 million of any additional equity funding into TopCo following the Effective Date, excluding the Co-Invest Amount.

“Adjusted Entitlement Shares” means the total aggregate number of Exchange Shares less the total aggregate number of Adjustment Shares.

“Adjustment” has the meaning given in Clause 3.1.

“Adjustment Notice” means the adjustment notice substantially in the form set out in Schedule 5 (Adjustment Notice).

“Adjustment Shares” means if the number of Full Group Exchange Shares is less than the number of Exchange Shares, the number of Limited Voting Shares equal to the number of Exchange Shares less the Full Group Exchange Shares (provided that for the avoidance of doubt neither the number of Full Group Exchange Shares nor the number of Exchange Shares shall exceed the LVS Share Cap).

“Agents” means, in relation to a person, such person’s directors, officers, employees, advisers, agents and representatives.

“Applicants” has the meaning given in Recital (A).

“Articles” the Articles of Association of MIPCo from time to time.

“B Ordinary Shares” means the B ordinary shares of par value £0.14 in the capital of MIPCo.

“Bankruptcy Code” means Title 11 of the United States Code, as heretofore and hereafter amended, and codified as 11 U.S.C. §§ 101.

“Bankruptcy Laws” means the Bankruptcy Code, the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada), the Winding-up and Restructuring Act (Canada) and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, winding-up, reorganization, examinership or similar debtor relief laws of the United States, Canada, Jersey or other applicable jurisdictions from time to time in effect, including the arrangement provisions of any applicable Canadian corporate legislation as now or hereafter in effect.

“Base Equity Value” means US$668,814,778, being the implied equity value of TopCo immediately following the Effective Date and prior to the issue of the MIP Shares.

“Business Day” means any day (other than a Saturday, Sunday or a public holiday) when banks in Toronto, Ontario, New York, Jersey and London, England are open for the transaction of normal banking business (and which for the purpose of the definition of Closing Date shall exclude Jersey).

“CBCA Court” has the meaning given in Recital (A).

“CBCA Proceedings” has the meaning given in Recital (A).

“Closing Date” means the first Business Day immediately following the Effective Date.

“Co-Invest Amount” means the aggregate amount paid by MIP Shareholders to subscribe for the Co-Invest Shares, being US$811,091.43

“Co-Invest Shares” means the 59,247 Limited Voting Shares to be issued to certain of the MIP Shareholders immediately following the Closing Date in exchange for cash.

“Collateral Trustee” means GLAS Trust Company LLC, as collateral trustee, or any successor collateral trustee pursuant to the Collateral Trust Agreement.

“Control” means, in relation to a person:

(a)	holding or controlling, directly or indirectly, a majority of the voting rights exercisable at shareholder meetings (or the equivalent) of that person; or

(b)
having, directly or indirectly, the right to appoint or remove directors holding a majority of the voting rights exercisable at meetings of the board of directors (or the equivalent) of that person; or

(c)	having directly or indirectly the ability to direct or procure the direction of the management and policies of that person, whether through the ownership of shares, by contract or otherwise,

and the terms “Controlling” and “Controlled” shall be construed accordingly.

“C Ordinary Shares” means the C ordinary shares of par value £0.01 in the capital of MIPCo.

“Cumulative Equity Value” means the sum of:

(a)	the Base Equity Value;

(b)	the amount of any Additional Initial Equity Funding; and

(c)	the amount of any Additional Excess Equity Funding.

“Debt Hurdle Amount” means:

(a)	if the Excluded Assets have not been sold or transferred by TopCo to a third party that is not a member of the TopCo Group, an amount equal to the Total Debt; or

(b)
if the Excluded Assets have been sold or transferred by TopCo to a third party that is not a member of the TopCo Group and the proceeds of such sale or transfer have been applied to reduce all or any part of the Total Debt as determined in good faith by the board of directors of TopCo (the “Debt Payment Amount”), an amount equal to the sum of the Total Debt, the Debt Payment Amount and an amount equal to the interest that would have accrued on the Total Debt in respect of the Debt Payment Amount assuming that it had not been used to repay such part of the Total Debt.

“Deed of Adherence” means a deed of adherence in a form substantially as set out in Schedule 4 (Deed of Adherence).

“Dividend Payments” means the amount paid by TopCo  to its shareholders (other than to the holders of Co-Invest Shares or in respect of any other securities held by a MIP Shareholder) in respect of:

(a)	the payment of any dividends or distributions;

(b)	any reduction of share capital, share buy-back or redemption of shares,

in each case from the Closing Date to the date on which the relevant Exchange Right is exercised.

“Drag-Along Acceptance Notice” has the meaning given in Clause 7.2(b).

“Drag-Along Notice” has the meaning given in Clause 7.2.

“Drag-Along Right” has the meaning given in Clause 7.1.

“Drag Event” has the meaning given in the definition of Exit Event.

“Drag Event Exchange Right” has the meaning given in Clause 2.2.

“Drag Shares” has the meaning given in Clause 7.1.

“Effective Date” has the meaning given in the Plan.

“Encumbrance” means any pledge, charge, lien, mortgage, debenture, hypothecation, security interest, pre-emption right, option, claim equitable right, power of sale, pledge, retention of title, right of first refusal or other third party right or security interest of any kind or an agreement, arrangement or obligation to create any of the above.

“Exchange and Transfer Event” means an “Exchange and Transfer” pursuant to Section 6.2 of Schedule A of the share terms included in the TopCo Articles.

“Exchange Notice” means a notice exercising the Exchange Rights in the form substantially set out in Schedule 3 (Exchange Notice).

“Exchange Right” means the Exit Exchange Right, the Drag Event Exchange Right or the Tag Event Exchange Right.

“Exchange Shares” means:

(a)
if, on the date of the exercise of the Exit Exchange Right or the Drag Event Exchange Right the Implied Exchange Value exceeds the Hurdle, such number of Limited Voting Shares equal in value (based on the value of the Limited Voting Shares used in the calculation as part of the Implied Exchange Value) to:

(i)
if the Ratchet Threshold has not been met or exceeded, the percentage “A” derived from the following formula, provided that, for the avoidance of doubt, “A” shall in no circumstances (other than pursuant to paragraph (ii) below) be greater than 7.59%:

A = (7.59% x	IS	)
TS

where

TS =
the total number of A Ordinary Shares, A1 Ordinary Shares, B Ordinary Shares, C Ordinary Shares (including, for the avoidance of doubt any MIP Shares allocated pursuant to Article 15.6 of the Articles) in issue as at the date of exercise of the Exchange Right, which if such number is lower than the number derived from “IS” it shall be deemed to be equal to “IS”; and

IS =
means the initial total number of A Ordinary Shares, B Ordinary Shares and C Ordinary Shares that have been issued plus the Reserved Shares that have not been issued, in each case as at the Closing Date, of the amount by which the Implied Exchange Value exceeds the Hurdle; or

(ii)
if the Ratchet Threshold has been met or exceeded, the percentage “A” derived from the following formula provided that, for the avoidance of doubt, “A” shall in no circumstances be greater than 10.12%:

A = (10.12% x	IS	)
TS

where

TS =
the total number of A Ordinary Shares, A1 Ordinary Shares, B Ordinary Shares, C Ordinary Shares (including, for the avoidance of doubt any MIP Shares allocated pursuant to Article 15.6 of the Articles) in issue as at the date of exercise of the Exchange Right, which if such number is lower than the number derived from “IS” it shall be deemed to be equal to “IS”; and

IS =
means the initial total number of A Ordinary Shares, B Ordinary Shares and C Ordinary Shares that have been issued plus the Reserved Shares that have not been issued, in each case as at the Closing Date, of the amount by which the Implied Exchange Value exceeds the Hurdle,

provided that (a) at no time will the number of Exchange Shares to be issued upon exercise of any and all Exchange Rights exceed the LVS Share Cap; and (b) any Exchange Shares that have been issued to any MIP Shareholders on any prior exercise of the Exchange Rights (including following the exercise of a Tag Event Exercise Right) shall reduce the number of Exchange Shares available for issue on any subsequent exercise of the Exchange Right by the proportion by which the aggregate number of MIP Shares previously exchanged bears to the total number of MIP Shares outstanding at the Closing Date.

“Exchange Time” has the meaning given in Section 6.2 of Schedule A to the TopCo Articles on the Closing Date.

“Excluded Assets” means the assets of TopCo (including the Sale Assets) other than the shares and associated rights in MIPCo and the assets that are directly or indirectly held by MIPCo.

“Excluded Assets Value” shall have the meaning given in Clause 4.4(c).

“Exit Event” means the consummation of any of the following transactions:

(a)	a TopCo Change of Control; or

(b)
any transaction or series of transactions pursuant to which TopCo or any of its subsidiaries (or, in each such case, any successor thereof, including any successor to all or substantially all of the assets thereof) sells or disposes of all or substantially all of the assets of Topco and its subsidiaries on a consolidated basis (including by way of sale, merger, amalgamation, arrangement, business combination, consolidation, reorganisation or other similar transaction), other than the sale or transfer of assets to: (i) a wholly-owned subsidiary of TopCo, or (ii) any Investor or any member of its Group, provided that in respect of this sub-paragraph (ii) only (A) arrangements have been put in place to effect the MIP Tag-Along Election in accordance with Clause 6.2, and (B) in respect of a sale or transfer of assets to a portfolio company in an Investor’s Group, the holders of a majority of the MIP Shares have approved the identity of that portfolio company (such approval not to be unreasonably withheld or delayed), in the case of each of (a) and (b) above that has:

(1)
received (i) approval of the board of directors of TopCo, and (ii) the requisite approval of the shareholders of TopCo in accordance with applicable Laws (including any Exchange and Transfer Event), or

(2)	has been effected pursuant to a take-over bid or tender offer that is made available to all or substantially all of the holders of Limited Voting Shares (each of items (a) and (b), a “Drag Event”); or

(c)	an Insolvency Event.

For certainty, an Exit Event shall not have occurred upon (i) the implementation of the Plan, (ii) TopCo’s de-listing from the TSX, or (iii) any corporate reorganisation (including any continuance or redomiciliation into another jurisdiction), provided there is no TopCo Change of Control.

“Exit Event Notice” has the meaning given in Clause 2.1(a).

“Exit Exchange Right” has the meaning given in Clause 2.1.

“Fair Market Value” means:

(a)
in respect of assets other than cash or securities, the fair market value of such assets, as determined in good faith by (i) if the board of directors of TopCo has engaged of a firm of independent accountants, valuers or a financial adviser to provide a valuation or an opinion in connection with such valuation, the board of directors of TopCo based upon such valuation or opinion, or (ii) if the board of directors of TopCo has not engaged a firm of independent accountants, valuers or a financial adviser to provide a valuation or an opinion in connection with such valuation but such an engagement is requested by the holders of a majority of the MIP Shares, the board of directors of TopCo based upon such valuation or opinion, provided that the board of directors of TopCo may proceed with such relevant determination in the absence of a valuation or opinion if such valuation or opinion has not been produced in final form within 14 days of engagement of the relevant accountants, valuers or a financial adviser by TopCo; and

(b)	in respect of securities:

(i)
if traded on a securities exchange, the value shall be deemed to be the VWAP of the securities on such exchange or system over the twenty (20) Trading Day period ending on the Trading Day immediately prior to the applicable date of valuation;

(ii)
if actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) Trading-Day period ending on the Trading Day immediately prior to applicable date of valuation; and

(iii)	if there is no active public market, the value shall be the fair market value thereof, as determined in good faith by the board of directors of TopCo.

“Family Member” means, in relation to a MIP Shareholder, such MIP Shareholder’s spouse, civil partner, child or grandchild (including step or adopted or illegitimate child and their issue).

“Family Trust” means, as regards any particular MIP Shareholder who is an individual (or deceased or former MIP Shareholder who is an individual), any trust (whether arising under a settlement, declaration of trust or other instrument by whomsoever or wheresoever made, or under a testamentary disposition or on an intestacy) under which no immediate beneficial interest in any of the MIP Shares in question is for the time being vested in any person other than the particular MIP Shareholder and/or any of the Family Members of that MIP Shareholder (and so that for this purpose a person shall be considered to be beneficially interested in a MIP Share if such share or the income thereof is liable to be transferred or paid or applied or appointed to or for the benefit of any such person or any voting or other rights attaching thereto are exercisable by or as directed by any such person pursuant to the terms of the relevant trusts or in consequence of an exercise of a power or discretion conferred thereby on any person or persons).

“Financial Year” means each financial year of TopCo ending 31 December.

“Full Group Exchange Shares” means such number of Limited Voting Shares equal in value (based on the value of the Limited Voting Shares used in the calculation of the Implied Exchange Value) to:

(a)
if the Full Group Ratchet Threshold has not been met, the percentage “A” derived from the following formula provided that, for the avoidance of doubt, “A” shall in no circumstances (other than pursuant to paragraph (ii) below) be greater than 7.59%:

A = (7.59% x	IS	)
TS

where

TS =
the total number of A Ordinary Shares, A1 Ordinary Shares, B Ordinary Shares, C Ordinary Shares (including, for the avoidance of doubt any MIP Shares allocated pursuant to Article 15.6 of MIPCo’s articles of association) in issue as at the date of exercise of the Exchange Right, which if such number is lower than the number derived from “IS” it shall be deemed to be equal to “IS”; and

IS =
means the initial total number of A Ordinary Shares, B Ordinary Shares and C Ordinary Shares that have been issued plus the Reserved Shares that have not been issued, in each case as at the Closing Date, of the amount by which the Full Group Implied Exchange Value exceeds the Full Group Hurdle, provided that at no time will the number of Full Group Exchange Shares exceed the LVS Share Cap or have a value greater than the Total Capped Amount;

(b)
if the Full Group Ratchet Threshold has been met or exceeded, the percentage “A” derived from the following formula provided that, for the avoidance of doubt, “A” shall in no circumstances be greater than 10.12%:

A = (10.12% x	IS	)
TS

where

TS =
the total number of A Ordinary Shares, A1 Ordinary Shares, B Ordinary Shares, C Ordinary Shares (including, for the avoidance of doubt any MIP Shares allocated pursuant to Article 15.6 of MIPCo’s articles of association) in issue as at the date of exercise of the Exchange Right, which if such number is lower than the number derived from “IS” it shall be deemed to be equal to “IS”; and

IS =
means the initial total number of A Ordinary Shares, B Ordinary Shares and C Ordinary Shares that have been issued plus the Reserved Shares that have not been issued, in each case as at the Closing Date, of the amount by which the Full Group Implied Exchange Value exceeds the Full Group Hurdle, provided that at no time will the number of Full Group Exchange Shares exceed the LVS Share Cap or have a value greater than the Total Capped Amount.

“Full Group Hurdle” is the amount in US$ (“H”) determined by the following formula:

H =	(a) + (b) + (c) + (d)

where

(a) =	the total aggregate amount derived from each relevant calculation period calculated in accordance with paragraph (a) below;

(b) =	the total amount derived from each relevant calculation period following each payment of Additional Initial Equity Funding calculated in accordance with paragraph (b) below;

(c) =	the total amount derived from each relevant calculation period following each payment of Additional Excess Equity Funding calculated in accordance with paragraph (c) below; and

(d) =	an amount equal to the Total Debt;

(a)	the Base Equity Value as adjusted in accordance with paragraphs (i) and (ii) below:

(i)
in respect of the period from the Closing Date up to and including the earliest of (i) the date on which a Dividend Payment is paid; (ii) the date of the exercise of an Exchange Right; and (iii) the end of the current Financial Year in accordance with the following formula:

A =          (B x 1.09 t/365) - D

where

A =	amount attributable to the Full Group Hurdle

B =	the Base Equity Value

t =
the number of days elapsed since the Closing Date to the earliest of (i) the date on which a Dividend Payment is made; (ii) the date of the exercise of the Exchange Right; and (iii) the end of the current Financial Year (as the case may be)

D =	an amount equal to the Dividend Payment paid in that period; or

(ii)
in each subsequent period after the payment of a Dividend Payment or the end of the previous Financial Year (as the case may be) to the earliest of (i) the date of the next Dividend Payment; (ii) the date of the exercise of an Exchange Right; and (iii) the date of the end of the then current Financial Year:

A =          (B x 1.09 t/365) - D

where

A =	amount attributable to the Full Group Hurdle

B =	the amount attributable to the Full Group Hurdle “A” as calculated and rolled over from the immediately preceding calculation pursuant to this paragraph (a)

t =
the number of days elapsed since the date of the previous calculation made pursuant to this paragraph (a) to the earliest of (i) date on which the next Dividend Payment is made; (ii) the date of the exercise of any Exchange Right; and (iii) the date of the end of the next Financial Year (as the case may be)

D =	an amount equal to the Dividend Payment paid in that period and which brings that subsequent period to an end

(b)
the aggregate of each payment of Additional Initial Equity Funding (if any) as adjusted in each Financial Year from the date of such payment of Additional Initial Equity Funding to the earlier of (i) the next payment of Additional Initial Equity Funding (if any); and (ii) end of the current Financial Year, and then as further adjusted in each subsequent Financial Year (the “Subsequent Period”) in accordance with the following formula:

A =	E x 1.09 t/365

where

A =          amount attributable applied to the Full Group Hurdle

E =
amount of Additional Initial Equity Funding or in the calculation for any Subsequent Period, the amount attributable to the Full Group Hurdle “A” as calculated and rolled over from the immediately preceding calculation period pursuant to this paragraph (b)

t =	the number of days elapsed since the payment of Additional Initial Equity Funding, or, in respect of any Subsequent Period, the number of days elapsed since the start of that Subsequent Period

(c)	in respect of each payment of Additional Excess Equity Funding, an amount calculated in each case in accordance with the following:

(i)	in the Financial Year from the date of the payment of Additional Excess Equity Funding to the end of that current Financial Year in accordance with the following formula:

A = (	H	x E)	x 1.09 t/365
C

where

A =	amount attributable to the Full Group Hurdle

H =
the value of the Full Group Hurdle (excluding Total Debt) immediately prior to the payment of the relevant Additional Excess Equity Funding, which, for the avoidance of doubt, includes, the amount attributable to the Full Group Hurdle “A” as calculated and rolled over from the immediately preceding calculation period pursuant to this paragraph (c)

C =	the implied equity value of TopCo as determined by the board of directors of TopCo immediately prior to such payment of Additional Excess Equity Funding

E =	the amount of the Additional Excess Equity Funding being provided at that time

t =	the number of days elapsed since the payment of Additional Excess Equity Funding,

provided that where “C” is less than “H”, H divided by C for the purposes of this paragraph (c) shall be deemed to be 1.

(ii)	In relation to each Subsequent Period either up to the earlier of (i) the date of the exercise of an Exchange Right; and (ii) the end of that Financial Year, in accordance with the following formula:

A =    F x 1.09 t/365

where

A =          amount to be applied to the Full Group Hurdle

F =	the amount attributable to the Full Group Hurdle “A” as calculated and rolled over from the immediately preceding calculation period pursuant to paragraph (c)(i)

t =	the number of days elapsed since the payment of that Additional Excess Equity Funding,

provided that, for the avoidance of doubt, the calculation set out in this paragraph (c) shall apply in respect of each payment of Additional Excess Equity Funding and the aggregate amount of all such calculations shall be added to the Full Group Hurdle.

“Full Group Implied Exchange Value” means the enterprise value of TopCo based on the sum of (i) the aggregate implied equity value attributable to TopCo on an Exit Event, Drag Event or Tag Event; and (ii) the Total Debt.

“Full Group Ratchet Threshold” means the amount by which the implied equity value of TopCo based on the relevant Exit Event, Drag Event or a Tag Event as at the date of such Exit Event, Drag Event or Tag Event plus:

(a)          an amount equal to the Dividend Payments;

less:

(b)	all proceeds paid, to be paid or attributable to the MIP Shares, the Co-Invest Shares and any other securities held by a MIP Shareholder,

exceeds the Cumulative Equity Value as set out in the table below:

Timing of Exit Event, Drag Event or Tag Event	Ratchet Threshold
On or Before 31 December 2019	1.5x Cumulative Equity Value
Between 1 January 2020 and 31 December 2020	1.75x Cumulative Equity Value
Between 1 January 2021 and 31 December 2021	2.0x Cumulative Equity Value
After 1 January 2022	2.25x Cumulative Equity Value

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity or applicable stock exchange: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power.

“Group” means, in relation to a Party, that Party’s subsidiaries and subsidiary undertakings, any holding company or parent undertaking of that Party and all other subsidiaries and subsidiary undertakings of any such holding company or parent undertaking as the case may be and any Related Fund from time to time.

“Hurdle” is the amount in US$ (“H”) determined by the following formula:

H =	(a) + (b) + (c) + (d)

where

(a) =	the total aggregate amount derived from each relevant calculation period calculated in accordance with paragraph (a) below;

(b) =	the total amount derived from each relevant calculation period following each payment of Additional Initial Equity Funding calculated in accordance with paragraph (b) below;

(c) =	the total amount derived from each relevant calculation period following each payment of Additional Excess Equity Funding calculated in accordance with paragraph (c) below; and

(d) =	an amount equal to the Debt Hurdle Amount;

(a)	the Base Equity Value as adjusted in accordance with paragraphs (i) and (ii) (below):

(i)	by, either:

(A)
if the Excluded Assets are transferred to MIPCo prior to the date of the exercise of any Exchange Right, in respect of the period from the Closing Date up to and including the earliest of (i) the date on which a Dividend Payment is paid; (ii) the date of the exercise of an Exchange Right; and (iii) the end of the then current Financial Year:

A =          (B x 1.09 t/365 ) - D

where

A =	amount attributable to the Hurdle

B =	the Base Equity Value

t =
the number of days elapsed since the Closing Date to the earliest of (i) the date on which a Dividend Payment is made; (ii) the date of the exercise of the Exchange Right; and (iii) the end of the current Financial Year (as the case may be)

D =	an amount equal to the Dividend Payment paid in that period; or

(B)
if the Excluded Assets have not been transferred to MIPCo prior to the date of exercise of any Exchange Right, in respect of the period from the Closing Date up to and including the earliest of (i) the date on which a Dividend Payment is paid; (ii) the date of the exercise of an Exchange Right; and (iii) the end of the current Financial Year following the date of this Agreement:

A =          ((B - E) x 1.09 t/365) - D

where

A =	amount attributable to the Hurdle

B =	the Base Equity Value

E =	the Excluded Assets Value

t =
the number of days elapsed since the Closing Date to the earliest of (i) the date on which a Dividend Payment is made; (ii) the date of the exercise of the Exchange Right; and (iii) the end of the current Financial Year (as the case may be)

D =	an amount equal to the Dividend Payment paid in that period; and

(ii)
in respect of each of paragraphs (i)(A) and (i)(B) above, in each subsequent period after the payment of a Dividend Payment or the end of the previous Financial Year (as the case may be) to the earliest of (i) the date of the next Dividend Payment; (ii) the date of the exercise of an Exchange Right; and (iii) the date of the end of the then current Financial Year:

A =          (B x 1.09 t/365) - D

where

A =	amount attributable to the Hurdle

B =	the amount attributable to the Hurdle “A” as calculated and rolled over from the immediately preceding calculation pursuant to this paragraph (a)

t =
the number of days elapsed since the date of the previous calculation made pursuant to this paragraph (a) to the earliest of (i) date on which the next Dividend Payment is made; (ii) the date of the exercise of any Exchange Right; and (iii) the date of the end of the next Financial Year (as the case may be)

D =	an amount equal to the Dividend Payment paid in that period and which brings that subsequent period to an end

(b)
the aggregate of each payment of Additional Initial Equity Funding (if any) as adjusted in each Financial Year from the date of such payment of Additional Initial Equity Funding to the earlier of (i) the next payment of Additional Initial Equity Funding (if any); and (ii) end of the current Financial Year, and then as further adjusted in each subsequent Financial Year (the “Subsequent Period”) in accordance with the following formula:

A =	E x 1.09 t/365

where

A =          amount attributable applied to the Hurdle

E =
amount of Additional Initial Equity Funding or in the calculation for any Subsequent Period, the amount attributable to the Hurdle “A” as calculated and rolled over from the immediately preceding calculation period pursuant to this paragraph (b)

t =	the number of days elapsed since the payment of Additional Initial Equity Funding, or, in respect of any Subsequent Period, the number of days elapsed since the start of that Subsequent Period

(c)
in respect of each payment of Additional Excess Equity Funding, an amount calculated in each case in accordance with the following, with such amounts being reflected in the preferential dividend payments of the A2 Preference Shares under MIPCo’s articles to the extent paid by MIPCo without double counting:

(i)	in the Financial Year from the date of the payment of Additional Excess Equity Funding to the end of that current Financial Year in accordance with the following formula:

A = (	H	x E)	x 1.09 t/365
C

where

A =	amount attributable to the Hurdle

H =
the value of the Hurdle (excluding the Debt Hurdle) immediately prior to the payment of the relevant Additional Excess Equity Funding, which, for the avoidance of doubt, includes, the amount attributable to the Hurdle “A” as calculated and rolled over from the immediately preceding calculation period pursuant to this paragraph (c)

C =	the implied equity value of TopCo as determined by the board of directors of TopCo immediately prior to such payment of Additional Excess Equity Funding

E =	the amount of the Additional Excess Equity Funding being provided at that time

t =	the number of days elapsed since the payment of Additional Excess Equity Funding,

provided that where “C” is less than “H”, H divided by C for the purposes of this paragraph (c) shall be deemed to be 1.

(ii)	In relation to each Subsequent Period either up to the earlier of (i) the date of the exercise of an Exchange Right; and (ii) the end of that Financial Year, in accordance with the following formula:

A =          F x 1.09 t/365

where

A =          amount to be applied to the Hurdle

F =	the amount attributable to the Hurdle “A” as calculated and rolled over from the immediately preceding calculation period pursuant to paragraph (c)(i)

t =	the number of days elapsed since the payment of that Additional Excess Equity Funding,

provided that, for the avoidance of doubt, the calculation set out in this paragraph (c) shall apply in respect of each payment of Additional Excess Equity Funding and the aggregate amount of all such calculations shall be added to the Hurdle.

“Implied Exchange Value” means enterprise value of MIPCo based on the sum of (i) the aggregate implied equity value attributable to TopCo on an Exit Event, Drag Event or Tag Event after deducting an amount equal to the greater of (a) the Excluded Assets Value, and (b) the Fair Market Value of the Excluded Assets that have not been transferred to MIPCo as at the date of the relevant Exit Event, Drag Event or Tag Event; and (ii) the Total Debt.

“Insolvency Event” means:

(a)
any case commenced by or against TopCo or MIPCo under the Bankruptcy Code or any other Bankruptcy Law, any other proceeding for the reorganization, recapitalization or adjustment or marshalling of the assets or liabilities of TopCo or MIPCo, any receivership, general assignment, arrangement, compromise or composition for the benefit of creditors relating to TopCo or MIPCo or any similar case or proceeding relative to TopCo or MIPCo or their respective creditors (including under applicable corporate statutes in respect of an arrangement, reorganization or scheme), as such, in each case, whether or not voluntary;

(b)
any provisional liquidation, liquidation, dissolution, administration, examinership, interim receivership, receivership, administrative receivership, conservatorship, official management, dissolution, reorganization, marshalling of assets (including the vesting of any assets in the Viscount of the Royal Court of Jersey) or liabilities or other winding up of or relating to TopCo or MIPCo (including, without limitation, bankruptcy (as that term is interpreted pursuant to Article 8 of the Interpretation (Jersey) Law 1954), a compromise or arrangement with creditors of the type referred to in Article 125 of the Companies (Jersey) Law 1991, any procedure or process referred to in Part 21 of the Companies (Jersey) Law 1991), in each case whether or not voluntary and whether or not involving insolvency;

(c)
the appointment of a provisional liquidator, liquidator, administrator, examiner, interim receiver, receiver, administrative receiver, conservator, compulsory manager, trustee, custodian or similar officer, in each case for TopCo or MIPCo or for a substantial part of the property or assets of TopCo or MIPCo; or

(d)	any other proceeding of any type or nature in which substantially all claims of creditors of TopCo or MIPCo are determined and any payment or distribution is or may be made on account of such claims.

“Investor Rights Agreement” means the investor rights agreement dated 6 September 2018 between TopCo and certain holders of Limited Voting Shares, as amended from time to time.

“Jersey Subsidiaries” means:

(a)	Concordia Investments (Jersey) Limited, a company incorporated under the laws of Jersey having the registered number 119697; and

(b)	Concordia Financing (Jersey) Limited, a company incorporated under the laws of Jersey having the registered number 119696.

“law” or “laws” means any law, statutes, constitution, treaty, convention, code, injunction, order, decree, judgement, rule, regulation, ordinance or other pronouncement having the effect of law whether in Canada, the United States, the European Union and its member states, or the United Kingdom, or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity and any applicable stock exchange rules.

“Limited Voting Shares” means the limited voting shares in the capital of TopCo.

“Limited Voting Share Reorganisation” has the meaning given in Clause 2.9.

“Losses” means any and all losses, liabilities, actions and claims, including charges, costs, damages, fines, penalties, interest and all legal and other professional fees and expenses including, in each case, all related taxes.

“LVS Share Cap” means 3,664,069 Limited Voting Shares, unless and until, for as long as the Limited Voting Shares are listed on the TSX, an increase to such limit is approved by the TSX and a binding resolution of the requisite majority of holders of Limited Voting Shares if required by the TSX (as such may be adjusted pursuant to a Limited Voting Share Reorganisation).

“MIP New Party” has the meaning given in Clause 10.1.

“MIP Tag-Along Election” has the meaning given in Clause 6.2.

“MIP Shareholder Representative” means [Redacted: Personal Information] or such other person approved by the holders of a majority of the MIP Shares and notified to the other parties in accordance with Clause 24.4.

“MIP Shares” means the B Ordinary Shares and/ or the C Ordinary Shares held by the MIP Shareholders.

“Non-Jersey Subsidiaries” means:

(a)	Concordia Laboratories Inc. S.à r.l.;

(b)	Concordia Pharmaceuticals Inc. S.à r.l.;

(c)	Concordia Labs Inc.;

(d)	Concordia Healthcare (Canada) Limited; and

(e)	Concordia Pharmaceuticals (US) Inc.

“Notice” has the meaning given in Clause 24.1.

“Permitted Transferee” has the meaning given in Clause 9.1.

“Plan” has the meaning given in Recital (B).

“Proceedings” has the meaning given in Clause 26.2.

“Public Offering” means the offer and sale of Registrable Securities for cash pursuant to a Canadian Prospectus.

“Ratchet Threshold” means the amount by which the implied equity value of TopCo based on the relevant Exit Event, Drag Event or a Tag Event as at the date of such Exit Event, Drag Event or Tag Event plus:

(a)	an amount equal to the Dividend Payments;

less:

(b)	all proceeds paid, to be paid or attributable to the MIP Shares, the Co-Invest Shares and any other securities held by a MIP Shareholder,

exceeds the Cumulative Equity Value as set out in the table below:

Timing of Exit Event, Drag Event or Tag Event	Ratchet Threshold
On or Before 31 December 2019	1.5x Cumulative Equity Value
Between 1 January 2020 and 31 December 2020	1.75x Cumulative Equity Value
Between 1 January 2021 and 31 December 2021	2.0x Cumulative Equity Value
After 1 January 2022	2.25x Cumulative Equity Value

“Registrable Securities” means the Limited Voting Shares held by an Investor immediately after the Effective Date and any Limited Voting Shares acquired by an Investor thereafter.

“Related Fund” in relation to a fund (the “first fund”), means a fund which is managed or advised by the same investment manager or investment adviser as the first fund or, if it is managed by a different investment manager or investment adviser, a fund whose investment manager or investment adviser is a direct or indirect subsidiary or holding company or related entity of the investment manager or investment adviser of the first fund.

“Related Persons” has the meaning given in Clause 16.4.

“Relevant Exchange Right” means the exercise of an Exit Exchange Right or a Drag Event Exchange Right.

“Relevant Shares” has the meaning given in Clause 2.4(d)(i)(A).

“Remuneration Committee of Topco” means the remuneration (or compensation) committee of TopCo, whose composition shall be determined by the board of directors of TopCo.

“Reserved Shares” has the meaning given in Clause 4.1.

“Respective Proportion” means in relation to a MIP Shareholder, the proportion which the number of MIP Shares held by him bears to the total number of MIP Shares in issue from time to time.

“Sale Assets” means any asset that is an Excluded Asset at the Closing Date (or would have been at any time from the Closing Date to the date of the exercise of an Exchange Right), but which has been sold by TopCo or a member of its Group to a third party who is not a member of the TopCo Group after the Closing Date but prior to the exercise of an Exchange Right and has at no time been transferred to, or held or owned by, MIPCo or one of its subsidiaries.

“Security” means a mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement having similar effect.

“Tag-Along Exchange Shares” means if, on the date the MIP Shareholders receive a Tag-Along Notice the Implied Exchange Value exceeds the Hurdle, such number of Limited Voting Shares equal in value (based on the value of the Limited Voting Shares used in the calculation of the Implied Exchange Value) to:

(i)
if the Ratchet Threshold has not been met or exceeded, the percentage “A” derived from the following formula provided that, for the avoidance of doubt, “A” shall in no circumstances (other than pursuant to paragraph (ii) below) be greater than 7.59%:

A = (7.59% x	IS	)
TS

where

TS =
the total number of A Ordinary Shares, A1 Ordinary Shares, B Ordinary Shares, C Ordinary Shares (including, for the avoidance of doubt any MIP Shares allocated pursuant to Article 15.6 of MIPCo’s articles of association) in issue as at the date of exercise of the Exchange Right, which if such number is lower than the number derived from “IS” it shall be deemed to be equal to “IS”; and

IS =
means the initial total number of A Ordinary Shares, B Ordinary Shares and C Ordinary Shares that have been issued plus the Reserved Shares that have not been issued, in each case as at the Closing Date, of the amount by which the Implied Exchange Value exceeds the Hurdle; or

(ii)
if the Ratchet Threshold has been met or exceeded, the percentage “A” derived from the following formula provided that, for the avoidance of doubt, “A” shall in no circumstances be greater than 10.12%:

A = (10.12% x	IS	)
TS

where

TS =
the total number of A Ordinary Shares, A1 Ordinary Shares, B Ordinary Shares, C Ordinary Shares (including, for the avoidance of doubt any MIP Shares allocated pursuant to Article 15.6 of MIPCo’s articles of association) in issue as at the date of exercise of the Exchange Right, which if such number is lower than the number derived from “IS” it shall be deemed to be equal to “IS”; and

IS =
means the initial total number of A Ordinary Shares, B Ordinary Shares and C Ordinary Shares that have been issued plus the Reserved Shares that have not been issued, in each case as at the Closing Date, of the amount by which the Implied Exchange Value exceeds the Hurdle,

provided that (i) at no time will the number of Tag-Along Exchange Shares to be issued upon exercise of any and all Exchange Rights exceed the LVS Share Cap; and (ii) any Exchange Shares that have been issued to any MIP Shareholders  on any prior exercise of the Exchange Rights (including following the exercise of a Tag Event Exercise Right) shall reduce the number of Tag-Along Exchange Shares available for issue on any subsequent exercise of the Tag-Along Right by the proportion which the aggregate number of MIP Shares previously exchanged bears to the total number of MIP Shares outstanding at the Closing Date.

“Tag-Along Notice” has the meaning given in Clause 8.1.

“Tag-Along Right” has the meaning given in Clause 8.2.

“Tag Event” has the meaning given in Clause 8.1.

“Tag Event Exchange Right” has the meaning given in Clause 2.3.

“Tag Response” has the meaning given in Clause 8.4.

“Third Party Purchaser” means any person other than an Investor or a member of an Investor’s Group.

“TopCo Articles” means the certificate and articles of arrangement of TopCo as amended, restated or otherwise modified from time to time.

“TopCo Change of Control” means the occurrence of an acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) other than by any Investor or any member of an Investor’s Group, of direct or indirect beneficial ownership of fifty per cent. (50%) or more of the then issued and outstanding Limited Voting Shares (including by way of sale, merger, amalgamation, arrangement, business combination, consolidation, reorganisation or other similar transaction).

“TopCo Group” means TopCo and all of its direct and indirect subsidiaries.

“TopCo MIP Election” has the meaning given in Clause 6.1.

“Total Capped Amount” means an amount equal to:

(a)	if the Full Group Ratchet Threshold has not been met, 7.59% of the amount by which the Full Group Implied Exchange Value exceeds the Full Group Hurdle; or

(b)	if the Full Group Ratchet Threshold has been met or exceeded, 10.12% of the amount by which the Full Group Implied Exchange Value exceeds the Full Group Hurdle.

“Total Debt” means the aggregate outstanding amount of any third party indebtedness incurred by members of the TopCo Group (for the avoidance of doubt, excluding any indebtedness owed to another member of the TopCo Group but including any indebtedness owed to a direct or indirect owner of shares in the capital of TopCo that is extended on arm’s length terms) as at the date of exercise of an Exchange Right together with any accrued but unpaid interest.

“Trading Day” means the day on which the principal securities exchange (as determined by the board of directors of TopCo) on which the Limited Voting Shares are listed or admitted to trading is open for the transaction of business.

“Transfer” means, with respect to any security, any sale, assignment, transfer, loan, gift or any other disposition of such security, including (i) through any derivatives transaction which has the effect of transferring all or part of the economic benefits and/or risks of ownership of such security to another person, or (ii) in connection with or pursuant to the foreclosure of, or other realisation upon, any security interest, pledge, encumbrance, or hypothecation on such security, whether voluntarily or by operation of law, whether for consideration or for no consideration.

“Transferee” has the meaning given in Clause 8.1.

“Transferred Tag-Along Exchange Shares” has the meaning given in Clause 2.3.

“Transferring Investors” has the meaning given in Clause 8.1.

“TSX” means the Toronto Stock Exchange.

“Valuation Report” has the meaning given in Clause 4.4(b).

“VWAP” means, per each security on any Trading Day, the volume-weighted average price per share of such security on such Trading Day, as displayed under the heading “Bloomberg VWAP” on the Bloomberg page on which the applicable security is listed.

1.2
Unless a contrary indication appears, any reference in this Agreement to any “MIP Shareholder”, any “Investor”, any “Party” shall be construed so as to include it successors in title, permitted assigns, permitted transferees and any person that has entered into a Deed of Adherence in the form set out in Schedule 4.

1.3
Any reference to an obligation or undertaking (howsoever described) of a Party shall be construed as an obligation or undertaking other than to the extent that it would constitute an unlawful fetter on its statutory powers.

1.4	Any reference to “writing” or “written” means any method of reproducing words in a legible and non-transitory form (including, for the avoidance of doubt, email).

1.5
References to a “person” include any individual, company, partnership, joint venture, firm, association, trust, governmental or regulatory authority or other body or entity (whether or not having separate legal personality).

1.6
Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine or the neuter gender shall include the masculine, the feminine and the neuter.  The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation”.

1.7	The table of contents and clause headings in this Agreement are for convenience of reference only, and shall not be deemed to alter or affect the meaning or interpretation of any provision hereof.

1.8	References to Clauses, and Schedules are to clause of, and schedules to, this Agreement. The Schedules form part of this Agreement.

1.9	The expressions “body corporate”, “holding company”, “parent undertaking”, “subsidiary” and “subsidiary undertaking” shall have the meaning given in the Companies Act 2006.

1.10
References to any statute or statutory provision include a reference to that statute or statutory provision as amended, consolidated or replaced from time to time (whether before or after the date of this Agreement) and include any subordinate legislation made under the relevant statute or statutory provision.

2.	Exchange Right

2.1	Exit Event Exchange Right

(a)
As soon as reasonably practicable prior to the occurrence of an Exit Event, having regard to the certainty that the Exit Event will occur, TopCo will issue a notice to the MIP Shareholders that an Exit Event is expected to occur (the “Exit Exchange Notice”).

(b)
Following, or in the case of TopCo being the party exercising the Exchange Rights at the same time as the delivery of the Exit Exchange Notice, TopCo and the MIP Shareholders shall be entitled to exercise a right:

(i)
in the case of TopCo exercising the right, to require the MIP Shareholders to exchange the relevant MIP Shares for Limited Voting Shares and for TopCo to issue such Limited Voting Shares in accordance with Clause 2.4; and

(ii)
in the case of MIP Shareholders exercising the right, to require TopCo to issue such Limited Voting Shares to the MIP Shareholders in exchange for the relevant MIP Shares in accordance with Clause 2.4,

in each case (the “Exit Exchange Right”).

2.2	Drag Event Exchange Right

Following the approval by the board of directors of TopCo of a Drag Event, TopCo shall be entitled to exercise a right to require the MIP Shareholders to exchange the relevant MIP Shares for Limited Voting Shares and for TopCo to issue such Limited Voting Shares in accordance with Clause 2.4 in sufficient time for the MIP Shareholders to exercise the Exchange Rights and participate in the Drag Event (the “Drag Event Exchange Right”).

2.3	Tag Event Exchange Right

Each MIP Shareholder that has validly exercised its Tag-Along Right under Clause 8, shall be entitled to exercise a right to require TopCo to issue to such MIP Shareholder the number of Tag-Along Exchange Shares that such MIP Shareholder is entitled to transfer pursuant to Clause 8 (the “Transferred Tag-Along Exchange Shares”), in exchange for the relevant number of MIP Shares in accordance with Clause 2.4 (the “Tag Event Exchange Right”).

2.4	Exercise of Exchange Right

(a)	The Exchange Right may be exercised by each of TopCo and the MIP Shareholders by delivering an Exchange Notice:

(i)	in the case of TopCo exercising the Exchange Right, to all of the MIP Shareholders; and

(ii)	in the case of the MIP Shareholder exercising the Exchange Right, to TopCo.

(b)
If a MIP Shareholder delivers an Exchange Notice to TopCo that MIP Shareholder shall, at the same time, deliver the share certificates relating to his MIP Shares (or an indemnity in respect of any missing share certificate in a form acceptable to TopCo acting reasonably), and an instrument of transfer duly executed in favour of TopCo to transfer title in such MIP Shares to TopCo.

(c)
If TopCo deliver(s) an Exchange Notice to the MIP Shareholders, each MIP Shareholder shall, as soon as reasonably practicable, and in any event, within three (3) Business Days of the receipt of the Exchange Notice, deliver to TopCo the share certificates relating to his MIP Shares (or an indemnity in respect of any missing share certificate in a form acceptable to TopCo acting reasonably) and an instrument of transfer duly executed in favour of TopCo to transfer title in such MIP Shares to TopCo.

(d)	Upon receipt of the share certificates and instruments of transfer, referred to in Clauses 2.4(b), 2.4(c) and 2.6(b), TopCo shall:

(i)	in circumstances where the Implied Exchange Value exceeds the Hurdle:

(A)	(1)	in the case of the exercise of an Exit Exchange Right or a Drag Event Exchange Right, issue to the relevant MIP Shareholder following the satisfaction (or waiver) of all conditions to the completion of the Exit Event or Drag Event and in any event prior to the time a holder of Limited Voting Shares must be a holder of such shares in order to participate in the Exit Event or Drag Event, as the case may be, its pro rata share of the Exchange Shares calculated by: (x) dividing the result of

B x	C
D

where

B = the number of MIP Shares held by that MIP Shareholder

C = the total of the number of MIP Shares less any MIP Shares purchased and held by TopCo or any member of its Group; and

D = the total number of MIP Shares

by the number of by the total number of MIP Shares; and (y) multiplying the result by the aggregate number of Exchange Shares to be issued; and

(2)
in the case of the valid exercise of a Tag Event Exchange Right, issue to the relevant MIP Shareholder following the satisfaction (or waiver) of all conditions to the completion of the Tag Event and in any event prior to the time a holder of Limited Voting Shares must be a holder of such shares in order to participate in the Tag Event, its Transferred Tag-Along Exchange Shares,

in each case (the “Relevant Shares”);

(B)
deliver original share certificates (or other evidence of ownership such as entry into TopCo’s Direct Registration System maintained by its transfer agent) in respect of the Relevant Shares to the relevant MIP Shareholder;

(C)	register or procure the registration of the relevant MIP Shareholder as holder of the Relevant Shares;

(D)
in the case of the exercise of the Tag Event Exchange Right, deliver replacement share certificates in respect of the balance of MIP Shares that were not exchanged by that MIP Shareholder pursuant to the exercise of the Tag-Along Exchange Right; and

(ii)
in circumstances where (a) the Implied Exchange Value does not exceed the Hurdle but exceeds the sum of the Cumulative Equity Value plus Total Debt, deliver to the MIP Shareholders a cheque made out to the relevant MIP Shareholder in an amount equal to the subscription price for such MIP Shares or (b) the Implied Exchange Value does not exceed the Hurdle and does not exceed the sum of the Cumulative Equity Value plus Total Debt, deliver to the MIP Shareholders a cheque made out to the relevant MIP Shareholder in an amount equal to the lower of (i) Fair Market Value and (ii) the subscription price, in each case for such MIP Shares.

2.5	Exchange Notice to all MIP Shareholders

(a)
If TopCo receives a valid Exchange Notice from any, but not all, of the MIP Shareholders following the exercise of the Exit Exchange Right, it shall as soon as reasonably practicable deliver an Exchange Notice in accordance with Clause 2.4(a) to the MIP Shareholders that have not delivered an Exchange Notice.

(b)	If TopCo delivers an Exchange Notice to any MIP Shareholders pursuant to Clauses 2.4(a) it must deliver an Exchange Notice to all, and not some only, of the MIP Shareholders.

2.6	Automatic Exchange

(a)
The Exchange Right shall be deemed to be exercised by each of TopCo and the MIP Shareholders automatically (i) upon the occurrence of a bona fide Insolvency Event or (ii) immediately before the Exchange Time with respect to an Exchange and Transfer Event.

(b)	In the event of the automatic exercise of the Exchange Right pursuant to Clause 2.6(a):

(i)
Each MIP Shareholder shall be automatically deemed to be a holder of the Limited Voting Shares to which each MIP Shareholder was entitled to receive on the exchange of the MIP Shares immediately before the Exchange Time (on the basis the Exchange and Transfer Event constitutes an Exit Event) and shall at the same time automatically be deemed to not be a holder of any MIP Shares;

(ii)
each MIP Shareholders shall, as soon as reasonably practicable, and in any event, within three (3) Business Days of the Insolvency Event, deliver to TopCo the share certificates relating to his MIP Shares and an instrument of transfer duly executed in favour of TopCo to transfer title in such MIP Shares to TopCo; and

(iii)	upon receipt of such share certificates and instruments of transfer, TopCo shall comply with Clause 2.4(d) as if it applied to this Clause 2.6 mutatis mutandis.

2.7	Insider Participation Limits

In no event shall any Limited Voting Shares be issued pursuant to this Agreement if the issuance thereof could result, at any time, in:

(a)
the aggregate of the number of Limited Voting Shares issuable to insiders of TopCo at any time under this Agreement and under all other share compensation arrangements of TopCo, exceeding 10% of the number of the Limited Voting Shares issued and outstanding immediately prior to such issuance; or

(b)
the aggregate of the number of Limited Voting Shares issued to insiders of TopCo within a one-year period under this Agreement and under all other share compensation arrangements of TopCo, exceeding 10% of the number of the Limited Voting Shares issued and outstanding immediately prior to such issuance.

For the purposes of this Clause 2.7, “insider” and “security based compensation arrangement” have the meaning given in the TSX Company Manual.

2.8	Withholding Rights

TopCo and MIPCo will be entitled to deduct and withhold from any consideration otherwise payable under this Agreement to any Party that has exercised its Exchange Right under this Agreement any amounts as TopCo and MIPCo are  required or permitted to deduct and withhold with respect to such payment under the provisions of any applicable domestic or foreign tax law, in each case as amended or superseded, or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. To the extent that amounts are so withheld, the withheld amounts will be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that the withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, TopCo and MIPCo are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to TopCo and MIPCo, as the case may be, to enable it to comply with the deduction or withholding requirement (or make such permitted deduction) and TopCo and MIPCo, as appropriate, will notify the holder and remit to the holder any unapplied balance of the net proceeds of such sale.

2.9	Anti-Dilution

In the event that there is a change in the number of Limited Voting Shares outstanding from time to time as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Limited Voting Shares occurring after the Effective Date (each such event, a “Limited Voting Share Reorganization”), the LVS Share Cap shall be adjusted accordingly.

2.10
For the avoidance of doubt, any portion of the Exchange Shares or the Tag-Along Exchange Shares attributable to MIP Shares purchased and held by TopCo or any member of its Group shall not be issued to the MIP Shareholders.

3.	TopCo Adjustment

3.1	Exercise of TopCo Adjustment

If, immediately following the exercise of a Relevant Exchange Right the number of Full Group Exchange Shares is less than the number of Exchange Shares, the MIP Shareholders shall forfeit their entitlement to be issued such number of Exchange Shares equal in number to the Adjustment Shares (the “Adjustment”) in accordance with Clause 3.2.

3.2	Adjustment Notice

(a)	TopCo shall deliver an Adjustment Notice to the MIP Shareholders immediately following the exercise of a Relevant Exchange Right, and in any event prior to completion of the relevant Exit Event.

(b)	The Adjustment Notice shall set out:

(i)	the total number of Adjustment Shares;

(ii)	the relevant MIP Shareholder’s Respective Proportion of the Adjustment Shares; and

(iii)	the number of Adjusted Entitlement Shares that that MIP Shareholder shall receive.

3.3	Settlement of Adjustment

(a)
Immediately upon receipt of the Adjustment Notices, each MIP Shareholder shall be deemed to have forfeited its entitlement to receive such MIP Shareholder’s Respective Proportion of the Adjustment Shares and TopCo shall issue to each MIP Shareholder its Respective Proportion of the Adjusted Entitlement Shares as set out in the Adjustment Notice in accordance with the following provisions of this Clause 3.3.

(b)
TopCo shall as soon as practicable following the later of (i) the date of Adjustment Notice; or (ii) the receipt of the Share Certificates and instruments of transfer referred to in Clauses 2.4(b), 2.4 (c) or 2.6(b) and in any event prior to completion of the relevant Exit Event:

(i)
deliver original share certificates (or other evidence of ownership such as entry into TopCo’s Direct Registration System maintained by its transfer agent) in respect of the relevant number of Adjusted Entitlement Shares to the relevant MIP Shareholder; and

(ii)	register or procure the registration of the relevant MIP Shareholder as holder of the relevant number of Adjusted Entitlement Shares (if any).

(c)
Following the exercise of the Adjustment, each MIP Shareholder and TopCo agree that the number of Limited Voting Shares to be issued by TopCo to each MIP Shareholder pursuant to Clause 2 of this Agreement shall be adjusted and deemed to be adjusted such that the MIP Shareholder shall only be entitled to receive its Respective Proportion of the Adjusted Entitlement Shares under this Agreement and TopCo shall be under no further obligations to issue any Limited Voting Shares pursuant to the terms of this Agreement or carry out any action or deliver any item which would otherwise be ancillary to such issuance.

4.	Covenants of TopCo and MIPCo

4.1	Issue of reserved MIPCo shares

MIPCo and TopCo acknowledge and agree that [Redacted: Confidential Information] C Ordinary Shares (the “Reserved Shares”) shall be available for issue to such persons as: (i) shall be nominated by the CEO of TopCo with such nomination being approved by the Remuneration Committee of Topco having taken into account factors including whether the issue of such MIP Shares might trigger a mandatory tender offer under any laws on exercise of any rights under this Agreement; or (ii) nominated and approved by the Remuneration Committee of Topco, in accordance with the following provisions of this Clause 4. As soon as reasonably practicable (and in any event within 10 Business Days) following receipt of a written notice (an “Allocation Notice”) signed on behalf of the CEO and Remuneration Committee of Topco, MIPCo shall allot and issue such number of the Reserved Shares to such persons as specified in the relevant Allocation Notice and shall register the persons specified in the Allocation Notice as the holders of the relevant Reserved Shares (subject only to receipt of subscription monies in respect of the relevant Reserved Shares of an amount at least equal to the nominal value of such shares and the relevant individual entering into a Deed of Adherence).

4.2
For as long as any shares of TopCo are listed on the TSX, the price to be paid by any person subscribing for any B Ordinary Shares or C Ordinary Shares issued after the date of this Agreement will be the value of those B or C Ordinary Shares calculated by reference to the trading price of the Limited Voting Shares on the date of the subscription for such B or C Ordinary Shares and at all times in accordance with applicable TSX rules.

4.3	MIPCo Covenants

MIPCo undertakes to the MIP Shareholders that it shall not:

(a)	issue any further B Ordinary Shares or C Ordinary Shares in the capital of MIPCo, save in accordance with the provisions of Clause 4.1; or

(b)	make any change to the Articles which has an adverse effect on the rights or economic interests of the MIP Shareholders,

save with the prior written consent of the holders of a majority of the MIP Shares.

4.4	TopCo Covenants

(a)	TopCo undertakes to the MIP Shareholders that it shall:

(i)	exercise its rights as a shareholder to procure that MIPCo complies with its obligations under Clause 4.3 above; and

(ii)
not exercise its voting rights in MIPCo in favour of any resolution to make any change to the Articles which has a material and disproportionate effect on the rights or economic interests of the MIP Shareholders;

(iii)	approve the issuance of the Limited Voting Shares to be issued following the exercise of the Exchange Right; and

(iv)
as long as any securities of TopCo are listed on the TSX, use reasonable endeavours to obtain any requisite approvals of the TSX and the holders of Limited Voting Shares for the issuance of the Limited Voting Shares to be issued following the exercise of the Exchange Right save, in the case of each of (i) and (ii), with the prior written consent of the holders of a majority of the MIP Shares.

(b)
TopCo undertakes to appoint PricewaterhouseCoopers LLP or an independent internationally recognised accountancy firm to provide a valuation of the Excluded Assets as at the Closing Date with such valuation report to be completed and delivered to TopCo within 25 days of the Closing Date (the “Valuation Report”).

(c)
No later than the date falling 30 days after the Closing Date, the board of directors of TopCo acting in good faith shall give written notice to MIPCo, each of the MIP Shareholders and the professional advisers to the Investors of its final determination of the valuation of the Excluded Assets as at the Closing Date, for which purpose the board of directors of TopCo shall have taken into account the Valuation Report as well as the reasonable comments of the professional advisers to the Investors (the “Excluded Assets Value”).

5.	Asset Transfer

5.1	On the Closing Date, Topco will transfer to MIPCo the shares that it holds in its Jersey Subsidiaries as contemplated by the Plan.

5.2
Subject to Clause 5.3, TopCo undertakes to the MIP Shareholders to transfer the Excluded Assets (or in the case of the shares in the Non-Jersey Subsidiaries, the assets representing substantially the underlying value thereof) to MIPCo as soon as reasonably practicable after the Closing Date.

5.3	TopCo shall not be obliged to comply with its obligations under Clause 5.2 if such transfer cannot be effected:

(a)	without the TopCo Group breaching any legal and regulatory requirements to which it is subject; or

(b)	without such transfer resulting in a material adverse effect on the TopCo Group as a whole from a taxation perspective.

At the date of this Agreement, TopCo is not aware of any facts, matters or circumstances which would prevent the transfer of the Excluded Assets pursuant to Clause 5.2, it being understood that TopCo and its advisors continue to review the legal, regulatory and tax implications of the transfer of the Excluded Assets, including, without limitations, factors affecting the timing of such transfer as described in Clause 5.2 above.

6.	Reorganisation Covenant

6.1	MIP Shareholders Election

If TopCo is delisted from the TSX or undertakes or proposes to undertake any other corporate reorganisation (including any continuance or redomiciliation into another jurisdiction) at any time following the Closing Date and MIP Shareholders continue to hold MIP Shares,

(a)
TopCo undertakes to the MIP Shareholders that it shall not complete any such reorganisation without first procuring that any new entity which becomes or will become the ultimate holding company of MIPCo enters into an undertaking in favour of the MIP Shareholders in substantially the same form as the undertaking in this Clause 5.

(b)
each of TopCo and the MIP Shareholders shall be entitled by notice in writing to the other party(ies) (which in the case of a notice to TopCo includes its relevant successor entity) within one (1) month of the effective date of any such delisting or reorganisation to require TopCo (and/or its relevant successor entity) and the MIP Shareholders to put in place arrangements such that MIP Shareholders will be offered the right to exchange the MIP Shares for shares in TopCo (or such successor entity or other member of the TopCo Group) or to implement such other incentive arrangements (the final terms of which to be agreed between TopCo (or its successor) and the holders of a majority of the MIP Shares) that preserve to the greatest extent commercially practicable (without the TopCo Group breaching any legal and regulatory requirements to which it is subject and without such transfer resulting in a material adverse effect on the TopCo Group as a whole from a taxation perspective) the commercial and economic terms of the management incentive plan arrangements as contemplated by this Agreement and the Articles at the date of this Agreement (the “TopCo MIP Election”).

6.2	MIP Tag-Along Election

If TopCo or any of its Subsidiaries enters into any transaction or series of transactions pursuant to which TopCo or the relevant Subsidiary sells or disposes of all or substantially all of the assets of TopCo and its subsidiaries on a consolidated basis (including by way of sale, merger, amalgamation, arrangement, business combination, consolidation, reorganisation or other similar transaction) to any Investor or any member of its Group, then prior to such sale or disposal each of the relevant Investors shall be entitled by notice in writing to the MIP Shareholders to require that the relevant Investors and the MIP Shareholders shall put in place arrangements such that MIP Shareholders will be offered the right to exchange the MIP Shares for shares in such entity or entities in the Group of the relevant Investor or to implement such other incentive arrangements (the final terms of which to be agreed between the relevant Investors and the holders of a majority of the MIP Shares) that preserve to the greatest extent commercially practicable (without any of the relevant Investors breaching any legal and regulatory requirements to which it is subject and without such transfer resulting in a material adverse effect on any of the relevant Investors from a taxation perspective) the commercial and economic terms of the management incentive plan arrangements as contemplated by this Agreement and the Articles at the date of this Agreement (the “MIP Tag-Along Election”).

6.3	TopCo’s Covenant

If the holders of a majority of the MIP Shares request TopCo to implement the TopCo MIP Election pursuant to Clause 6.1, TopCo (or its relevant successor entity) shall use all reasonable endeavours to implement the TopCo MIP Election as soon as practicable following receipt of such request.

6.4
If the holders of a majority of the MIP Shares agree to implement the terms of (i) the TopCo MIP Election; or (ii) the MIP Tag-Along Election, then in the case of each of (i) and (ii) the MIP Shareholders shall agree and be deemed to agree to implement the terms of the TopCo MIP Election pursuant to Clause 6.1 or the MIP Tag-Along Election pursuant to Clause 6.2 (as the case may be).

6.5	TopCo shall not be obliged to comply with its obligations under Clause 6.3 if such TopCo MIP Election cannot be effected:

(a)	without the TopCo Group breaching any legal and regulatory requirements to which it is subject; or

(b)	without such transfer resulting in a material adverse effect on the TopCo Group as a whole from a taxation perspective.

7.	Drag-Along

7.1
In connection with a Drag Event, TopCo shall have the right (a “Drag-Along Right”) to require the MIP Shareholders to sell all the Limited Voting Shares held by the MIP Shareholders (as exchanged pursuant to Clause 2) on a pro rata basis (the “Drag Shares”) to the Third Party Purchaser at the same price and on the same terms and conditions as the Drag Event in accordance with this Clause 7.

7.2
Topco shall give the MIP Shareholders, simultaneously with serving an Exchange Notice in accordance with Clause 2 to the extent that their respective MIP Shares have not been exchanged for Limited Voting Shares pursuant to the exercise of any Exchange Right, a written notice of the exercise of their Drag-Along Right containing details of the terms and conditions of the offer and the transfer price (the “Drag-Along Notice”), following which:

(a)	Clause 8 shall not apply in respect of the Drag Event;

(b)
each MIP Shareholder shall give TopCo a written notice agreeing to sell the Drag Shares to the Third Party Purchaser in accordance with this Clause 7 (a “Drag-Along Acceptance Notice”) within three (3) Business Days after the date of the Drag-Along Notice, failing which such MIP Shareholder shall be deemed to have served a Drag-Along Acceptance Notice; and

(c)
if the MIP Shareholders serve or are deemed to have served a Drag-Along Acceptance Notice, then, subject to this Clause 7, they shall sell the Drag Shares to the Third Party Purchaser at the same price and on the same terms and conditions as the Drag Event, concurrently with the consummation of the Drag Event.

7.3	At completion of the sale and purchase of the Drag Shares to the Third Party Purchaser under this Clause 7, the MIP Shareholders shall deliver to the Third Party Purchaser:

(a)
duly executed stock transfer power of attorney with signature guarantee in respect of the Drag Shares which it holds in favour of the Third Party Purchaser or such other person as the Third Party Purchaser may nominate; and

(b)	the share certificates in respect of the Drag Shares.

7.4
The liability to the Third Party Purchaser in relation to the sale of Limited Voting Shares under this Clause 7 of each MIP Shareholder shall be several only and shall be determined by reference to their respective proportions of sale.

8.	Tag-Along

8.1
In the event that an Investor, or group of Investors acting together as the case may be (the “Transferring Investors”), proposes to effect a Transfer (other than a Transfer of Limited Voting Shares (i) to a member of an Investor’s Group, (ii) pursuant to a Public Offering in connection with the Transferring Investor’s exercising of its contractual registration rights in relation to or in connection with such Public Offering, (iii) in connection with an Exit Event, (iv) pursuant to a take-over bid or tender offer that is made available to all or substantially all of the holders of Limited Voting Shares, or (v) pursuant to a public distribution) to any person (the “Transferee”) under applicable securities laws of at least twenty five percent (25%) of the then issued and outstanding Limited Voting Shares (a “Tag Event”), the Transferring Investors shall deliver written notice (the “Tag-Along Notice”) to the MIP Shareholders at least twenty (20) days prior to the closing of such Transfer.

8.2
The Transferring Investors shall in the Tag-Along Notice offer to the MIP Shareholders a right (a “Tag-Along Right”) to require the Transferee to purchase the equivalent percentage of the Limited Voting Shares held by the MIP Shareholders collectively (being the Co-Invest Shares) and the equivalent percentage of its Respective Proportion of the Tag-Along Exchange Shares each on a pro rata basis (the “Tag Shares”) at the same price and on the same terms and conditions as the Tag Event in accordance with this Clause 8.

8.3
The Tag-Along Notice shall include a copy of the executed agreement (or substantially final draft agreement) in respect of such Tag Event and summarise in reasonable detail the proposed Tag Event including:

(a)	the number of Limited Voting Shares to be sold;

(b)	the identity of the prospective transferee(s) (the “Prospective Transferee”);

(c)	the purchase price of each such Limited Voting Share to be sold; and

(d)	the date such proposed sale is expected to be consummated; provided, however, that:

(i)
the Transferring Investors may elect to omit from the Tag-Along Notice any such terms and conditions of the sale if the disclosure of either or both terms and conditions would violate any confidentiality obligations to which any of the Transferring Investors or TopCo are bound, but (in any such case) the omission of any such terms and conditions shall not have any effect on the validity of the Tag-Along Notice; and

(ii)
the Transferring Investors may not omit the proposed purchase price or any information that relates to any election that the MIP Shareholders are entitled to make prior to the consummation of such proposed Tag Event that relates to the consideration that can be received by such MIP Shareholders in connection with such proposed Tag Event. Notwithstanding the foregoing, if a MIP Shareholder agrees to enter into a confidentiality agreement that is reasonably acceptable to the Transferring Investors (which form of agreement shall accompany the Tag-Along Notice to the extent any of the terms and conditions of the related sale transaction are omitted), the Transferring Investors shall disclose all previously omitted information to such MIP Shareholder.

8.4
Each of the MIP Shareholders shall have the right, exercisable upon delivery of an irrevocable written notice, to the Transferring Investors within ten (10) days after receipt of the Tag-Along Notice (a “Tag Response”), (the “Response Deadline”), to participate in such proposed Tag Event on the same terms and conditions as set forth in the Tag-Along Notice, including the making of all representations, warranties and covenants and the granting of all indemnifications and similar agreements and arrangements reasonably agreed to by the Transferring Investors in the executed agreement (or substantially final draft agreement) delivered with the Tag-Along Notice (including, participating in any escrow arrangements to the extent of their respective “pro rata portion”). For the purposes of this Clause 8.4, “pro rata portion” shall mean for each Participant a fraction, the numerator of which is the number of Limited Voting Shares a MIP Shareholder transfers pursuant to the Tag-Event and the denominator of which is the total number of Limited Voting Shares held by all shareholders of TopCo transferred pursuant to the Tag-Event (including pursuant to the Investor Rights Agreement).

8.5
Each MIP Shareholder electing to participate in the Tag Event described in the Tag-Along Notice (each, a “Participant”) shall indicate in its irrevocable notice of election to the Transferring Investors that he wishes to transfer his full entitlement of the total number of Limited Voting Shares to be transferred pursuant to the proposed Tag Event. Each such Participant shall be entitled to transfer such proportion of his Limited Voting Shares and of his proportion of the Tag-Along Exchange Shares as is equal to the proportion of all Limited Voting Shares in the Company represented by the Limited Voting Shares being sold by the Transferring Investors (being his “full entitlement”).

8.6
Each Participant shall effect its participation in the Tag Event by delivering to the Transferring Investors (to hold in trust as agent for such Participant), at least three (3) Business Days prior to the date scheduled to effect such Tag Event as set forth in the Tag-Along Notice, (i) one or more certificates or other instruments, as applicable, in proper form for transfer, which represent the number of Limited Voting Shares which such Participant is entitled to transfer in accordance with this Clause 8 (but subject to the limitations set forth in Clause 8.4), (ii) a joinder or other similar agreement pursuant to which such Participant shall agree to be bound by the terms and conditions set forth in the definitive agreement effecting the proposed Tag Event (to the extent required by Clause 8.4) in form and substance satisfactory to the Transferring Investors acting reasonably, and (iii) executed copies (or signature pages thereof) of such other agreements, documents or certificates as the Transferring Investors shall reasonably request and which are required to effect the transfer of the Participant’s relevant Limited Voting Shares. Such certificate or certificates or other instruments, as applicable, shall be delivered by the Transferring Investors to the purchaser on the date scheduled for the consummation of the Tag Event pursuant to the terms and conditions specified in the Tag-Along Notice and the definitive agreement and the purchaser shall remit to each such Participant its pro rata portion of the net sale proceeds (taking into account any transaction costs and expenses incurred by the Transferring Investors in connection with such Tag Event, including any transaction costs and expenses incurred by the Transferring Investors on behalf of TopCo in connection with such Tag Event) to which such Participant is entitled by reason of its participation in such sale. For purposes of this Clause 8.6, “pro rata portion” shall mean for each Participant a fraction, the numerator of which is the number of Limited Voting Shares to be Transferred by such Participant pursuant to this Clause 8.6 and the denominator of which is the total number of Limited Voting Shares to be transferred pursuant to the Tag Event. The Transferring Investor’s sale of Limited Voting Shares in any sale proposed in a Tag Event shall be effected on terms and conditions not more favourable than those set forth in such Tag-Along Notice and those applicable to the other Participants.

8.7
Completion of the sale and purchase of Tag Shares to the Transferee under this Clause 8 shall be conditional on completion of the sale by the Transferring Investors of the Limited Voting Shares that they are respectively selling in the Tag Event and shall take place at the same time as such sale by the Transferring Investors.

8.8
The liability to the Transferee in relation to the sale of Limited Voting Shares under this Clause 8 of the Transferring Investors and each MIP Shareholder who has exercised his Tag-Along Right, shall be several only and shall be determined by reference to their respective proportions of sale.

8.9
The liability of the Transferring Investors to the MIP Shareholders in relation to the sale of Limited Voting Shares under this Clause 8 shall be several only and shall be determined by reference to their respective proportions of sale.

8.10
If any of the MIP Shareholders elect not to exercise their Tag-Along Right in the Tag Responses, or fail to respond by the Response Deadline, the Transferring Investors shall be free to complete the proposed sale to Transferee under Clause 8.1 without any further action from any such MIP Shareholder.

8.11
If the Transferring Investors fail to provide the MIP Shareholders with the Tag-Along Notice in accordance with Clause 8.1, or if any Transferring Investor fails to procure the sale of any Tag Shares under the foregoing provisions of this Clause 8, that Transferring Investor shall not be entitled to complete the proposed sale to the Transferee under Clause 8.1 and TopCo shall not register any transfer of Limited Voting Shares effected in accordance with such proposed sale.

9.	Restrictions on Transfer of MIP Shares

9.1
Subject to Clause 9.2 and save in respect of any exchange for Limited Voting Shares pursuant to the terms of this Agreement, no MIP Shareholder may transfer, assign, charge, declare a trust of pledge or otherwise dispose of the whole or any part of his or her interest in, or any other rights or interests (including, without limitation, by way of assignment or participation) attaching to its MIP Shares to any person except:

(a)	to his Family Members; or

(b)
to trustees of a Family Trust of which such MIP Shareholder is a settlor (a “Permitted Transferee”), in each case provided that MIP Shareholder is able to directly or indirectly Control such Permitted Transferee.

9.2	Any transfer of MIP Shares under Clause 9.1 is conditional upon:

(a)	the MIP Shareholder obtaining the prior written consent from Topco; and

(b)
the relevant Permitted Transferee granting a first lien security interest over (i) the transferred MIP Shares, and (ii) its rights under this Agreement and any other agreements entered into by the relevant Permitted Transferee in connection with the transferred MIP Shares, in each case in favour of the Collateral Trustee and taking such other steps as may be required by the Collateral Trustee to perfect such security interests.

10.	Effect of Deed of Adherence

10.1
Each of the MIP Shareholders shall procure that, if it proposes to transfer any MIP Shares in accordance with Clause 9.1 and the Articles, any third party to whom it proposes to transfer such MIP Shares (a “MIP New Party”), shall first enter into a Deed of Adherence agreeing to be bound by the terms of this Agreement (to the extent that the MIP New Party is not already a Party). On execution of a Deed of Adherence, and provided that the other requirements of this Agreement and the Articles have been complied with in relation to any transfer of MIP Shares to it, the MIP New Party shall enjoy all rights and benefits and shall be bound by all obligations under this Agreement in all respects as if it were a Party.

10.2
A Party’s rights against a MIP New Party pursuant to a Deed of Adherence are conditional on any Party which wishes to benefit from or enforce a Deed of Adherence agreeing that Clauses 26 and 27 will apply to any Deed of Adherence.  Any Party seeking to benefit from or enforce a Deed of Adherence shall be deemed to have accepted such terms.

10.3
MIPCo hereby undertakes to TopCo not to register any transfer of MIP Shares to any person unless such person has first entered into a deed of adherence in accordance with the terms of this Agreement and any attempt to do so shall be void.

11.	Security Power of Attorney

11.1	Each MIP Shareholder irrevocably and unconditionally appoints:

(a)
any director of MIPCo (by way of security for the performance of its obligations under this Agreement) as its attorney to execute any instruments of transfer and all such other documents, and do all such other acts, as such attorney may in its absolute discretion consider necessary to fulfil its obligations to the extent he fails to do so within the time limits specified within the relevant documents following the exercise of the Exchange Right and to transfer title of the MIP Shares on behalf of the MIP Shareholders to TopCo; and

(b)
any director of TopCo who is not, and is not affiliated with, a MIP Shareholder (by way of security for the performance of its obligations under this Agreement) as its attorney to execute any stock transfer power of attorney with signature guarantee and all such other documents, and do all such other acts, as such attorney may in its absolute discretion consider necessary to fulfil its obligations under Clauses 7 and 8 to the extent he fails to do so within the time limits specified within the relevant documents and to transfer title of the Drag Shares or Tag-Along Exchange Shares on behalf of the MIP Shareholders to the Third Party Purchaser.

Nothing in this clause shall confer any authority on any person to give any warranties, representations or undertakings on behalf of the relevant MIP Shareholder, save in respect of his title to the shares held by him.

11.2
Each MIP Shareholder irrevocably and unconditionally appoints any holder of B Ordinary Shares (by way of security for the performance of his obligations under this Agreement) as his attorney to execute any instruments of transfer and all such other documents, and do all such other acts, as such attorney may in his absolute discretion consider necessary to fulfil his obligations to the extent he fails to do so within the time limits specified herein including such acts as the Collateral Trustee may reasonably require in connection with the pledge of the MIP Shares to the Collateral Trustee and the perfection of the security interest in such MIP Shares or to give effect to any matter approved or consented to by the holders of a majority of the MIP Shares.

Nothing in this clause shall confer any authority on any person to give any warranties, representations or undertakings on behalf of the relevant MIP Shareholder, save in respect of his title to the shares held by him.

11.3
Each MIP Shareholder undertakes to approve, ratify and confirm the execution of any instruments of transfer and other relevant documents, and the performance of all such other acts, by its attorneys appointed under Clause 11.1 or Clause 11.2 and to indemnify and keep such attorneys indemnified and held harmless from and against all Losses which such attorneys may suffer or incur as a result of the lawful exercise by them of the powers conferred on them under this Clause 11.

11.4
These powers of attorney are irrevocable and coupled with an interest and shall remain in full force and effect in relation to each MIP Shareholder until such MIP Shareholder no longer holds any MIP Shares or Limited Voting Shares.

12.	Confidentiality

12.1	Except as provided in Clause 12.2, each Party shall treat as confidential the provisions of this Agreement.

12.2	A Party may disclose, or permit the disclosure of, information which would otherwise be confidential if and to the extent that it:

(a)	is disclosed to:

(i)	Agents of that Party or of other members of such Party’s Group; or

(ii)	a bona fide Third Party Purchaser of shares in accordance with the provisions of this Agreement, if this is reasonably required in connection with this Agreement,

provided that such persons are required to treat that information as confidential and, in the case of disclosure to a Party’s Agents or members of such Party’s Group, that the disclosing Party is responsible for any breach of this Clause 12 by the recipient of the information;

(b)
is required by law or any securities exchange or regulatory or governmental body, provided also that, except where a member of the Topco Group is the disclosing party, prior notice in writing of any information to be disclosed pursuant to this Clause 12.2(b) shall be given to the other Parties and their reasonable comments taken into account if practical in the circumstances;

(c)	was already in the lawful possession of that Party or its Agents without any obligation of confidentiality (as evidenced by written records); or

(d)	is in the public domain at the date of this Agreement or comes into the public domain other than as a result of a breach by a Party of this Clause 12.

13.	Assignment

Save for any Security granted in favour of TopCo Group’s secured financial creditors, no MIP Shareholder may assign, transfer, charge, declare a trust of or otherwise dispose of all or any part of its rights and benefits under this Agreement (including any cause of action arising in connection with any of them) or of any right or interest in any of them without the other Parties’ prior written consent.

14.	Further Assurance

Each Party shall, insofar as it is able to do so and at its own cost from time to time, do, execute and deliver or procure to be done, executed and delivered all such further acts, documents and things reasonably required in order to give full effect to this Agreement and its rights, powers and remedies under this Agreement, including:

(a)
exercising all voting and other rights and powers vested in or available to it in respect of any companies (whether directly or indirectly and both through its holdings of shares and through giving requisite directions and authorisations to directors and/or other officers appointed by it); and

(b)	by procuring the convening of all meetings, the passing of all resolutions and the taking of all other necessary or desirable steps,

in such a way as to ensure the complete and punctual fulfilment, observance and performance of the terms of this Agreement.

15.	Equitable Adjustments

In making any calculation of the Exchange Shares or Tag Along Exchange Shares or otherwise determining the entitlements of the holders of MIP Shares hereunder, the Parties shall make such adjustments as may be equitable in the circumstances to correct any error or to give effect to the intention of the Parties, all as may be agreed by the Remuneration Committee, the Remuneration Committee of TopCo and the holders of a majority of the MIP Shares.

16.	Entire Agreement

16.1
This Agreement, together with the Articles and any other documents referred to in this Agreement, constitutes the whole agreement between the Parties and supersedes any previous arrangements or agreements between them relating to its subject matter.

16.2
Each Party confirms that it has not entered into this Agreement on the basis of any representation, warranty, undertaking or other statement whatsoever which is not expressly incorporated into this Agreement.

16.3
Save for any claim under or for breach of this Agreement, no Party nor any of its Related Persons shall have any right or remedy, or make any claim, against another Party nor any of its Related Persons in connection with the transactions contemplated under this Agreement.

16.4	In this Clause 16, “Related Persons” means, in relation to a Party, members of such Party’s Group and the Agents of that Party.

16.5	Nothing in this Clause 16 shall operate to limit or exclude any liability for fraud.

17.	Severance and Validity

If any provision of this Agreement is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, it shall be deemed to be severed from this Agreement and the Parties shall use all reasonable endeavours to replace such provision with one having an effect as close as possible to the deficient provision.  The remaining provisions will remain in full force in that jurisdiction and all provisions will continue in full force in any other jurisdiction.

18.	Variations

18.1	Any amendment of this Agreement shall be effective if in writing and signed by or on behalf of all Parties other than the Investors, save that:

(a)	any amendment approved by holders of a majority of the outstanding MIP Shares shall be binding on all holders of MIP Shares; and

(b)	any amendment to the provisions of Clause 6.2 (MIP Tag-Along Election) or Clause 8 (Tag Along) shall only be effective if also signed by or on behalf of the Investors.

Rights or remedies of the MIP Shareholders pursuant to this Agreement may be exercised only by holders of a majority of the MIP Shares, which shall then be binding on all holders of MIP Shares, other than the exercise of the Tag-Along Right which may be exercised by MIP Shareholders individually.

18.2
Any amendment of this Agreement shall be subject to any applicable regulatory approvals including, where required, the approval of the TSX. TopCo shareholder approval shall not be required except where required by law, the requirements of the TSX, or under Clause 16.3, and in particular, shareholder approval shall not be required for the following amendments and the board of directors of TopCo may make any changes which may include but are not limited to:

(a)	amendments of a “housekeeping nature”; and

(b)	a change to any vesting provisions.

18.3	Notwithstanding the foregoing, for as long as the Limited Voting Shares are listed on the TSX, the following amendments shall require approval by holders of a majority of the Limited Voting Shares:

(a)	any amendment to remove or exceed the insider participation limits described in Clause 2.7;

(b)	any increase in the LVS Share Cap other than as a result of Clause 2.9; and

(c)	any amendment to this Clause 18.3.

19.	Termination

19.1	The Parties agree that this Agreement shall continue in full force and effect until, in respect of each of the Investors only, that Investor ceases to hold any Limited Voting Shares.

19.2	On termination of this Agreement pursuant to Clause 19.1 above, the rights and obligations of such Investor under this Agreement shall cease.

20.	Remedies and Waivers

20.1
No waiver of any right under this Agreement shall be effective unless in writing.  Unless expressly stated otherwise a waiver shall be effective only in the circumstances for which it is given. Any waiver provided by holders of a majority of the MIP Shares shall be binding on all holders of MIP Shares other than the exercise of the Tag-Along Right which may be exercised by MIP Shareholders individually.

20.2	No delay or omission by any Party in exercising any right or remedy provided by law or under this Agreement shall constitute a waiver of such right or remedy.

20.3	The single or partial exercise of a right or remedy under this Agreement shall not preclude any other nor restrict any further exercise of any such right or remedy.

20.4	The rights and remedies provided in this Agreement are cumulative and do not exclude any rights or remedies provided by law.

20.5
Without prejudice to any other rights or remedies that a Party may have, the Parties acknowledge and agree that damages may not be an adequate remedy for any breach of this Agreement and that the remedies of injunction, specific performance and other equitable remedies will be available where appropriate.

21.	Relationship with Articles

21.1
If the provisions of the Articles and/or any other instrument or agreement pursuant to which MIP Shares have been issued conflict with the provisions of this Agreement then the Parties agree that the provisions of this Agreement shall prevail as among the Parties.

21.2
The Parties shall, when necessary, exercise their powers of voting and any other rights and powers they have to amend, waive or suspend a conflicting provision in the Articles to the extent necessary to give effect to the provisions of this Agreement.

22.	Third Party Rights

22.1	A person who is not a Party or its successor or permitted assignee shall have no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any of the terms of this Agreement.

22.2	The Parties may amend or vary this Agreement in accordance with its terms without the consent of any other person.

23.	Cost and Expenses

Except as provided otherwise, each Party shall pay its own costs and expenses (including taxation) in connection with the negotiation, preparation and performance of this Agreement.

24.	Notices

24.1
Any notice or other communication to be given under or in connection with this Agreement (“Notice”) shall be in the English language in writing and signed by or on behalf of the Party giving it.  A Notice may be delivered personally or sent by pre‑paid recorded delivery, international courier, fax or email to the address, fax number or email address provided in Clause 24.3, and marked for the attention of the person specified in that Clause.

24.2	A Notice shall be deemed to have been received:

(a)	at the time of delivery if delivered personally;

(b)	two (2) Business Days after the time and date of posting if sent by pre‑paid recorded delivery;

(c)	three (3) Business Days after the time and date of posting if sent by international courier; or

(d)	at the time of transmission if sent by fax or email and no “error”, “undeliverable” or similar message is returned,

provided that if deemed receipt of any Notice occurs after 6.00 p.m. or is not on a Business Day, deemed receipt of the Notice shall be 9.00 a.m. on the next Business Day.  References to time in this Clause 24 are to local time in the country of the addressee.

24.3	The addresses and fax numbers for service of Notice are:

(a)	TopCo:

Name:	Concordia International Corp.
Address:	5770 Hurontario Street, Suite 310, Mississauga, ON, L5R 3G5
For the attention of:	Board of Directors
Fax number:	001 905.842.5154
Email:	andrew.teehan@concordiarx.com

(b)	MIPCo:

Name:	Concordia Investment Holdings (Jersey) Limited
Address:	11-15 Seaton Place, St. Helier, Jersey JE4 0QH
For the attention of:	Board of Directors
Fax number:	+44 (0) 1534 833033
Email:	Michael.cullen@concordiarx.com

(c)	In the case of the MIP Shareholders, the MIP Shareholder Representative as specified in Schedule 1.

(d)	In the case of the Investors those specified in Schedule 2 (The Investors), with a required copy (which shall not be deemed notice) to the parties specified therein.

24.4
A Party shall notify the other Parties of any change to its details in Clause 24.3 in accordance with the provisions of this Clause 24, provided that such notification shall only be effective on the later of the date specified in the notification and five (5) Business Days after deemed receipt.

25.	Counterparts

This Agreement may be executed in counterparts and shall be effective when each Party has executed and delivered a counterpart. Each counterpart shall constitute an original of this Agreement, but all the counterparts shall together constitute one and the same instrument.

26.	Governing Law and Jurisdiction

26.1	This Agreement, including any non-contractual obligations arising out of or in connection with this Agreement, is governed by and shall be construed in accordance with the laws of England and Wales.

26.2
The Parties agree that the courts of England shall have non-exclusive jurisdiction to hear and determine any suit, action or proceedings arising out of or in connection with this Agreement (including any non‑contractual obligations arising out of or in connection with this Agreement) (“Proceedings”) and, for such purposes, irrevocably submit to the jurisdiction of such courts.  Nothing in this Clause 26 shall (or shall be construed so as to) limit a Party’s right to take Proceedings against any other Party in any other court of competent jurisdiction, nor shall the taking of Proceedings in any one or more jurisdictions preclude the taking of Proceedings in any other jurisdiction (whether concurrently or not) if and to the extent permitted by law.

27.	Agent for Service of Process

27.1
Each of TopCo, MIPCo and the MIP Shareholders irrevocably appoints Concordia International RX UK Limited, a company incorporated in England and Wales with registered number 04678629 having its registered office at Capital House, 1st Floor, 85 King William Street, London EC4N 7BL as its agent for service of process in England.

27.2
If any person appointed as agent for service of process ceases to act as such the relevant Party shall immediately appoint another person to accept service of process on its behalf in England and notify the other Parties of such appointment.  If it fails to do so within ten (10) Business Days, any other Party shall be entitled by notice to the other Parties to appoint a replacement agent for service of process.

This document has been executed as a deed and is delivered and takes effect on the date first above written.

Schedule 1

MIP Shareholders

Name of MIP Shareholder	MIP Shareholder Representative Notice Details
[Redacted: Personal Information]	Name: [Redacted: Personal Information] Address: [Redacted: Personal Information] Fax Number: [Redacted: Personal Information] Email: [Redacted: Personal Information]

Schedule 2

The Investors

Name of Investor	Notice Details
GSO Churchill Partners LP GSO Credit Alpha Trading (Cayman) LP GSO Harrington Credit Alpha Fund (Cayman) LP GSO Credit-A Partners LP GSO Palmetto Opportunistic Investment Partners LP	[Redacted: Personal Information]
GSO Capital Solutions Fund II (Luxembourg) S.à r.l.	[Redacted: Personal Information]
Sola Ltd Ultra Master Ltd Ultra NB LLC Solus Opportunities Fund 5 LP	[Redacted: Personal Information]
Bybrook Capital Badminton Fund LP Bybrook Capital Burton Partnership LP Bybrook Capital Master Fund LP Bybrook Capital Hazelton Master Fund LP	[Redacted: Personal Information]

Schedule 3          Exchange Notice

To:    [TopCo] / [The MIP Shareholders]

Date: [●]

Dear Sirs

Re: Exchange Notice under the Exchange Rights Agreement

1.
We refer to the exchange rights agreement dated [●] between Concordia International Corp., MIPCo, the Investors and the MIP Shareholders, as amended, supplemented or novated from time to time (the “Exchange Rights Agreement”).  Capitalised terms used but not defined herein shall have the same meanings set forth in the Exchange Rights Agreement.

2.	Following the occurrence of [an Exit Event] / [a Drag Event] / [a Tag Event], [I] / [we] hereby irrevocably exercise [my] / [our] Exchange Right pursuant to clause 2 of the Exchange Rights Agreement.

3.
[I enclose [the share certificates] ]/[an indemnity in the form agreed with you in respect of the share certificates] relating to my MIP Shares and an instrument of transfer duly executed in favour of TopCo to transfer the title in such MIP Shares to TopCo.] [applicable only for the MIP Shareholders giving the Exchange Notice]

4.
[You are directed to deliver the share certificates relating to your MIP Shares and an instrument of transfer duly executed in favour of TopCo to transfer the title in such MIP Shares to TopCo to the following address:

[address]]

[applicable only for TopCo giving the Exchange Notice]

5.	[I direct you to deliver the original share certificates of the Relevant Shares to the following address:

[address]]

[applicable only for the MIP Shareholders giving the Exchange Notice]

Yours faithfully,
[For and on behalf of TopCo / MIP Shareholder]

Name:
[Title:]

Schedule 4

Deed of Adherence

This Deed Poll is made on [●]

by [●], of [Address] (the “New MIP Shareholder”).

Whereas:

[(A)
[●] (the “Transferor”) proposes to transfer [●] shares of [●] each in the capital of [MIPCo] (the “Company”) to the New MIP Shareholder (the “Transfer Shares”) and the New MIP Shareholder proposes to acquire the Transfer Shares, subject to and in accordance with the terms and conditions of an agreement to be dated [●] (the “Transfer Date”) and made between the Transferor and the New MIP Shareholder.]

[(B)	The Company proposes to allot [●] shares of [●] each in the capital of the Company to the New Shareholder.]

(C)
This Deed Poll is entered into under the terms of clause 10.1 of an exchange rights agreement between Concordia International Corp., the Company, the Investors and the MIP Shareholders (as defined therein) dated [●], as amended, supplemented or novated from time to time (the “Exchange Rights Agreement”).  Under the Exchange Rights Agreement the New MIP Shareholder must execute a deed of adherence in the form of this Deed Poll before being registered as the holder of the Transfer Shares.

This Deed Witnesses:

1.
The New MIP Shareholder undertakes to adhere to and be bound by the provisions of the Exchange Rights Agreement, and to perform the obligations imposed by the Exchange Rights Agreement, in all respects as if the New MIP Shareholder were a party to the Exchange Rights Agreement and named in it as a party.

2.
This Deed Poll is made for the benefit of (a) the original parties to the Exchange Rights Agreement; and (b) any other person or persons who after the date of the Exchange Rights Agreement (and whether or not before or after the date of this Deed) adheres to the Exchange Rights Agreement.

3.	This Deed Poll shall be governed by and construed in accordance with English law.

4.
The New MIP Shareholder agrees irrevocably and for the benefit of each of the parties referred to in Clause 2 of this Deed that clause 11 of the Exchange Rights Agreement shall apply to the Deed Poll mutatis mutandis.

5.
The New MIP Shareholder agrees irrevocably and for the benefit of each of the parties referred to in Clause 2 of this Deed that clause 26 and 27 of the Exchange Rights Agreement shall apply to the Deed Poll.

Schedule 5          Adjustment Notice

To:          [insert the MIP Shareholder’s name]

[insert the MIP Shareholder’s address]

Date: [●]

Dear Sirs,

Re: Adjustment Notice

We refer to the exchange rights agreement dated [●] 2018 between Concordia International Corp., MIPCo and the MIP Shareholders, as amended, supplemented or novated from time to time (the “Agreement”).  This is an Adjustment Notice pursuant to Clause 3.1 of the Agreement.  Unless otherwise defined in this Adjustment Notice, capitalised terms used in it shall have the meanings given to them in the Agreement.

We give you notice pursuant to Clause 3 of the Agreement of the Adjustment in relation to the Adjustment Shares.  In accordance with the Agreement, the number of Adjustment Shares to be forfeited by you is set out below.

[MIP Shareholder]

Total number of Adjustment Shares	[●] Limited Voting Shares
Respective Proportion of the Adjustment Shares	[●] %
Number of Adjusted Entitlement Shares to be received	[●] Limited Voting Shares

In accordance with Clauses 3 and 24 of the Agreement, your Respective Proportion of the Adjustment Shares as set out in this Adjustment Notice shall be deemed to have forfeited immediately upon receipt of this Adjustment Notice and we shall issue your Respective Proportion of the Adjusted Entitlement Shares in accordance with Clause 3.3(b) of the Agreement.

Yours faithfully,

For and on behalf of
[Concordia International Corp.]

In Witness of which this Deed Poll has been executed and delivered by the New MIP Shareholder on the date which first appears above.

Executed as a Deed by [Name of Company] acting by [Name of Director], a director, in the presence of:	________________________________________
_________________________________ Witness: Signature: Name: Address: Occupation:

[For an Individual]

SIGNED by [NAME OF INDIVIDUAL]) [in the presence of:]	_______________________________________ [NAME OF INDIVIDUAL]

Witness’s Signature

Name:

Address:

Occupation:

Signature Page

EXECUTED as a deed by CONCORDIA INTERNATIONAL CORP. [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by CONCORDIA INVESTMENT HOLDINGS (JERSEY) LIMITED [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by GSO CHURCHILL PARTNERS LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by GSO CREDIT ALPHA TRADING (CAYMAN) LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by GSO HARRINGTON CREDIT ALPHA FUND (CAYMAN) LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by GSO CREDIT-A PARTNERS LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by GSO PALMETTO OPPORTUNISTIC INVESTMENT PARTNERS LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by GSO CAPITAL SOLUTIONS FUND II (LUXEMBOURG) S.À R.L. [Redacted: Personal Information]	[Redacted: Personal Information]

[Redacted: Personal Information]

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by BYBROOK CAPITAL BADMINTON FUND LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by BYBROOK CAPITAL BURTON PARTNERSHIP LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by BYBROOK CAPITAL MASTER FUND LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by BYBROOK CAPITAL HAZELTON MASTER FUND LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by SOLA LTD [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by ULTRA MASTER LTD [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by ULTRA NB LLC [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

EXECUTED as a deed by SOLUS OPPORTUNITIES FUND 5 LP [Redacted: Personal Information]	[Redacted: Personal Information] Authorised Signatory

Signature Page to Exchange Rights Agreement

SIGNED as a deed by [Redacted: Personal Information]	__________________________________ [Redacted: Personal Information]

Signature Page to Exchange Rights Agreement